UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number: 333-39474 CUSIP Numbers: G1702T116 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	March 31, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Burgundy Technology Acquisition Corporation
Full Name of Registrant

N/A
Former Name if Applicable

PO Box 1093, Boundary Hall, Cricket Square
Address of Principal Executive Office (Street and Number)

Grand Cayman, KY1-1102, Cayman Islands
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CEN, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Burgundy Technology Acquisition Corporation (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 (the “Q1 2021 Form 10-Q”) by the prescribed due date for the reasons described below.

As previously disclosed, in light of the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Staff Statement”) issued by the staff of the Securities and Exchange Commission on April 12, 2021, the Audit Committee of the Company’s Board of Directors, together with management, has determined that the Company’s audited financial statements for the period from June 4, 2020 (inception) through December 31, 2020 as included in the Company’s Annual Report on Form 10-K filed with the SEC on March 23, 2021 (the “Original 10-K”), its unaudited interim financial statements for the period from June 4, 2020 (inception) through June 30, 2020 as included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on October 6, 2020, its unaudited interim financial statements for the period from June 4, 2020 (inception) through September, 2020 and for the three months ended September 30, 2020 as included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2020 and its audited balance sheet as of August 31, 2020 included in the Company’s Current Report on Form 8-K filed with the SEC on September 4, 2020 (the “Non-Reliance Periods”), should be restated.

The Company is working diligently to complete the Q1 2021 Form 10-Q as soon as possible; however, given the scope of the process for evaluating the impact of the Staff Statement on the Company’s financial statements and the Company’s management’s focus on preparing an amendment to the Original Form 10-K containing restated financial statements for the Non-Reliance Periods, the Company is unable to complete and file the Q1 2021 Form 10-Q by the required due date of May 17, 2021 without unreasonable effort and expense. The Company is working diligently to complete the Q1 2021 Form 10-Q and will file it as soon as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	James Scott Mackey	+4420	71291152
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There was no corresponding period for the last fiscal year, as the Company had not yet been formed.  The Q1 2021 Form 10-Q will reflect the accounting treatment of the Company’s warrants described above.  A reasonable estimate of the impact of these changes could not be made as of the current date as Company management is still preparing its unaudited condensed consolidated financial statements for the three months ended March 31, 2021.

Burgundy Technology Acquisition Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 18, 2021

	By:	/s/ Leo Apotheker
Name: Leo Apotheker
Title: Co-Chief Executive Officer

Dated: May 18, 2021

	By:	/s/ James Scott Mackey
Name: James Scott Mackey
Title: Co-Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).